UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)

SCOPUS VIDEO NETWORKS LTD.

(Name of Subject
Company)

SCOPUS VIDEO NETWORKS LTD.

(Names of Persons Filing
Statement)

ORDINARY SHARES, PAR VALUE NIS 1.40 PER SHARE

(Title of Class of
Securities)

M8260H106
(CUSIP Number of Class of Securities)

Yaron Simler, Chief Executive Officer
10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092, Israel
(972-3) 900-7777

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:
Gene Kleinhendler, Adv.
Itay Frishman, Adv.
Gross, Kleinhendler, Hodak, Berkman & Co.
One Azrieli Center
Tel Aviv 67021, Israel
(972-3) 607-4444

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Scopus Video Networks Ltd. (“Scopus” or the “Company”) with the Securities and Exchange Commission (“SEC”) on July 16, 2007 (as amended, the “Statement”) relating to the tender offer by Optibase Ltd. (“Optibase”) disclosed in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”) initially filed by Optibase with the SEC on July 6, 2007, to purchase 690,000 of the outstanding ordinary shares of Scopus (the “Shares”)at a price of US $5.25 per share.

Item 4.	The Solicitation or Recommendation.

        Item 4 is hereby amended and supplemented by adding the following to the end of the subparagraph entitled “Reasons for the Board’s Recommendation” under this Item:

        This belief is based on the following factors:

a.	The tender offer, which represents only a 5.8 per cent premium to the Company market price on July 5, 2007, substantially undervalues the Company and its unique market position.

b.	The opinion of the Board of Directors as to the Company’s prospects for future growth and profitability, based on its knowledge of the Company’s businesses, its views as to the Company’s long-term strategic plan, the various strategic initiatives which have been implemented over the past several years and the other opportunities available to the Company in the future, as well as Board of Directors’ view that the Offer price is inadequate.

c.	The following description of Scopus’ business and products is presented to give Scopus shareholders a more thorough understanding of the future prospects of the Company.

The Scopus Solution. Scopus develops, markets and supports digital video networking products, including intelligent video gateways, encoders, decoders and video management products. Scopus’ products are designed to allow Scopus’ customers to increase service revenues, improve customer retention and minimize capital and operating expenses. Intelligent Video Networking, or IVN, is system architecture upon which Scopus’products are designed and defines a common set of principles for digital video networking.

Scopus’solution offers the following key benefits:

Comprehensive product offering. Scopus provides a comprehensive digital video networking offering, including intelligent video gateways, encoders, decoders and network management products. Scopus’ intelligent video gateway performs content aggregation and processing, while Scopus’ encoders and decoders perform content compression, encryption, decoding and reception. The Board of Directors believes that the Company’s ability to deliver all of these capabilities is a key competitive differentiator for it. The Company’s video management system enhances Scopus’ overall product offering and provides additional value to Scopus’ customers.

All-digital, IP-based processing. Scopus’ products process traffic completely within the digital domain, eliminating unnecessary analog-to-digital and digital-to-analog conversions, resulting in substantial performance and efficiency advantages. Because Scopus’ products are compatible with both traditional broadcast networks and newer broadband, IP-based networks, the Company allows network operators to gradually evolve their networks to video-over-IP. The Board of Directors believes Scopus’ all-digital, IP-based approach allows Scopus’ customers to deliver new services, improve network efficiency, deliver a superior picture quality and reduce long-term costs by combining separate networks.

Distributed architecture. Scopus’ products are designed to operate in a manner that supports a distributed architecture, whereby video is processed both at central facilities in a service provider network, and at smaller, local facilities positioned nearer to the subscriber. Distributing a portion of the processing power to the edge of the network delivers increased scalability and resiliency by eliminating bottlenecks and single points of failure which can plague centralized systems. Scopus’ distributed architecture is also intended to minimize network congestion and facilitate personalized programming and advertising.

Density and scalability. Scopus have designed its products to provide superior levels of density and scalability. Density refers to the ability to process a large amount of content from a compact product, while scalability is a measure of the ease at which a product or a network can increase its processing capacity. Scopus’ products generally utilize a compact, modular design that allows Scopus’ customers to purchase its products at low initial costs and to preserve space and power.

2

Superior picture quality. Video subscribers require a high quality picture without service interruptions and are likely to switch service providers if their expectations are not met. Scopus’ products are designed to deliver a consistently superior picture quality through the application of its video processing, networking and management expertise. Ensuring a consistent quality-of-service allows network operators to increase customer satisfaction and retention, minimize technical support costs and deliver a more competitive service offering.

Application flexibility. Scopus’ flexible products address multiple digital video applications and operate in satellite, cable, telecom and terrestrial broadcasting environments. For example, Scopus’ products currently support digital television, HDTV, live event coverage and content distribution and are currently being enhanced to support personalized programming and targeted advertising. The flexibility of Scopus’products allows its customers to deliver multiple applications from a single product and more easily expand the types of services offered to their subscribers.

d.	The Offer to purchase 5% of our Shares, represents an opportunistic attempt by Optibase to take advantage of the Israeli Companies Law, which will enable it to take control over the Company in the future, without paying the appropriate control premium to all of the shareholders of the Company. If Optibase completes the offer successfully and purchase additional 5% of our Shares from the public, it will own more than 25% of the voting power in Scopus, and under the Companies Law, may purchase additional shares of Scopus through private transactions without having to conduct a special tender offer to the public, unless as a result of the purchase Optibase will own more than 45% of the voting rights in Scopus. If a majority of the offerees who announced their position with respect to the Offer (excluding Optibase, controlling shareholder or affiliates of Optibase) file an objection notice, the tender offer is rejected with respect to all the offerees. See under Item 8 of the Statement – “Additional Information – Israeli Companies Law 5759-1999".

e.	The Offer price does not adequately reflect the potential commercial value of Scopus’ products, and Scopus can better enhance shareholder value by continuing to execute its business plan. Shareholders selling their shares in the Offer would not participate in the future profits and value arising from Scopus’ prospects and execution of its business plan.

f.	Following consultation with Thomas Weisel Partners LLC (“TWP”) and valuation analyses provided by TWP, the Board believes that effective as of the date of such consultation, the offer is inadequate to the holders of the Company’s Ordinary Share from a financial point of view. The information TWP provided included the following valuation analyses:

a.	Comparable Company Analysis. An analysis of selected publicly traded digital video companies and the calculation of the ratio between their enterprise value and annual revenues. This ratio is commonly referred to as a revenue multiple. The average revenue multiples, were applied to Scopus’ expected annual 2007 and 2008 revenues.

b.	Precedent Transactions Analysis. An analysis of selected public and private communications equipment acquisition transactions consummated since January 1, 2001, and calculation of the revenue multiples implied by such transactions. The average revenue multiples were applied to Scopus’ expected annual revenues for 2007 and 2008.

c.	Premiums Paid Analysis. An analysis of the premiums on public market share prices on all acquisitions of publicly traded technology companies consummated since January 1, 2002, for an aggregate purchase price of between $50,000,000 and $250,000,000. The average premium was then applied to Scopus’ share price.

d.	Market Share Price Range. An analysis of the performance of Scopus’ market share price for the last fifty two (52) weeks, and comparative performance of the share price of other companies in the industry.

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yaron Simler

(Signature)

Yaron Simler, Chief Executive Officer

(Name and title)

August 3, 2007

(Date)

4